ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 29 July 2011	OTCBB Code: OBTMY

Orbital Updates Market on Expected Full Year Profit

PERTH, AUSTRALIA – 29 July 2011 – Orbital Corporation Limited (ASX: OEC – “Orbital”), today advises the market of the following:

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Expected statutory profit after tax of approximately $1.9 million (unaudited)

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Material items of an abnormal nature included in the profit after tax amounted to $1.7 million:

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Profit on sale of property - $4.3 million

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Write-down of previously capitalised development costs - $(1.1) million

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Provision for slow moving inventory - $(0.9) million

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Redundancy costs - $(0.4) million

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Sprint Gas acquisition costs - $(0.2) million

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Excluding the above material abnormal items, underlying operating profit after tax is expected to be approximately $0.2m (FY10: $(2.6) million loss on an equivalent basis)

As announced in December 2010, Orbital entered into an agreement to sell and lease back land and buildings in Balcatta, Perth. The sale price was $8.65 million generating a profit on sale of $4.3 million. The sale was settled in February 2011 and the profit was recorded in the 2nd half year.

In parallel with the acquisition of Sprint Gas on 30 May 2011 Orbital conducted a review of all assets and resources engaged in Orbital’s existing LPG aftermarket business.

As a result of a significant contraction in the number of conversions in the national LPG aftermarket, and following the Sprint Gas acquisition and integration, a decision has been taken to write-down previously capitalised development costs relating to Orbital’s LLi kits for the LPG aftermarket ($1.1 million write-down). In addition, it was decided to provide $0.9 million for slow moving inventory and to rationalise staff resources ($0.4 million).

Orbital will continue to carry $0.4 million capitalised development costs in relation to the development work for the launch of the Ford EcoLPi Falcon. The EcoLPi Falcon was launched in June 2011 and these development costs will be amortised over 5 years.

Commenting on the expected results, Orbital’s CEO, Mr Terry Stinson, said, “We are pleased to be able to announce a profit for the full year and more importantly, as targeted at the beginning of the year, a positive underlying operating result. We have expanded and rationalised Orbital’s LPG aftermarket business and that, together with the launch of the EcoLPi Falcon, will establish a stronger and growing alternative fuel business.”

The full year results, which will be subject to audit, are expected to be announced to the Australian Stock Exchange on 24 August 2011.

ENDS

CONTACTS	Terry Stinson CEO or Keith Halliwell CFO Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.